# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Design Therapeutics, Inc., CIK 0001807120
CUSIP: 25056L103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6005 Hidden Valley Road, Suite 110, Carlsbad, California (CA), 92011
Date of event which requires filing of this statement: 03/09/2026
Amends the filing with accession number 0001193125-21-111505
Filed by CIK 0001848319
Persons authorized to receive notices and communications: Sasha Keough, c/o SR One Capital Management, LP, 929 Main Street, Suite 200, Redwood City, California (CA), 94063, (410) 800-7503

## Reporting persons
- SR One Capital Fund I Aggregator, LP (CIK 0001848319): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,526,476; sole dispositive power 0; shared dispositive power 6,526,476; aggregate amount beneficially owned 6,526,476 (10.6% of the class)
- SR One Capital Partners I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,526,476; sole dispositive power 0; shared dispositive power 6,526,476; aggregate amount beneficially owned 6,526,476 (10.6% of the class)
- SR One Capital Management, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,526,476; sole dispositive power 0; shared dispositive power 6,526,476; aggregate amount beneficially owned 6,526,476 (10.6% of the class)
- Simeon George: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 81,416; shared voting power 6,526,476; sole dispositive power 81,416; shared dispositive power 6,526,476; aggregate amount beneficially owned 6,607,892 (10.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Design Therapeutics, Inc.
Address of issuer's principal executive offices: 6005 Hidden Valley Road, Suite 110, Carlsbad, California (CA), 92011
Comment:
This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on April 9, 2021 (the "Schedule 13D") and Amendment No. 1 thereto filed on December 22, 2022 ("Amendment No. 1") relating to the Common Stock of the Issuer.

Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1 thereto). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1 thereto).

This Amendment No. 2 is being filed to report that the beneficial ownership of Common Stock by the Reporting Persons (as defined below) has decreased by more than 1% as a result of an increase in the number of Common Stock outstanding.

## Item 2. Identity and Background
Name of person filing:
SR One Capital Fund I Aggregator, LP ("Aggregator"); SR One Capital Partners I, LP ("Partners I"); SR One Capital Management, LLC ("Parent"); and Simeon George, M.D. ("Dr. George").

Aggregator is directly controlled by its general partner, Partners I. Partners I is directly controlled by its general partner, Parent, and Dr. George controls Parent. Accordingly, each of Partners I, Parent and Dr. George may be deemed to have voting and dispositive power with respect to the Shares owned by Aggregator.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of each Reporting Person for purposes of this filing is c/o SR One Capital Management, LP, 929 Main Street, Suite 200, Redwood City, CA 94063.
Present principal occupation or employment: The principal business of Aggregator is to invest in and assist growth-oriented businesses. The principal business of Partners I is to act as the sole general partner of Aggregator. The principal business of Parent is to act as the sole general partner of Partners I and a number of affiliated partnerships with similar businesses. The principal business of Dr. George is to manage Parent.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Aggregator and Partners I are limited partnerships organized under the laws of the State of Delaware. Parent is a limited liability company organized under the laws of the State of Delaware. Dr. George is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction: Not applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentage of outstanding shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 61,672,279 shares of Common Stock reported by the Issuer to be outstanding as of March 2, 2026, on the Issuer's Form 10-K filed with the Securities Exchange Commission on March 9, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction in shares of Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- SR One Capital Fund I Aggregator, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (03/11/2026)
- SR One Capital Partners I, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (03/11/2026)
- SR One Capital Management, LLC: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (03/11/2026)
- Simeon George: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (03/11/2026)
Comment: This Amendment No. 2 to Schedule 13D was executed by Sasha Keough on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.